TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD RELEASES HIGH GRADE INFILL DRILL RESULTS AT
THE DIAKHA-SIRIBAYA GOLD PROJECT IN MALI

Toronto, Ontario, November 30, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce results from its 2021 exploration infill drilling program completed at the Diakha deposit on its wholly owned Diakha-Siribaya Gold project located in western Mali along the borders with Senegal and Guinea.

Highlights include:

Diamond Drill Holes (refer to Table 1 below)

  12 meters ("m") at 9.32 grams per tonne gold ("g/t Au") in drill hole SRD21-284 from 284 m including
    3 m at 27.15 g/t Au from 284 m
  13 m at 11.20 g/t Au in drill hole SRD21-303 from 277 m including
    2 m at 67.98 g/t Au from 279 m
  10 m at 11.70 g/t Au in drill hole SRD21-305 from 164 m including
    4 m at 27.63 g/t Au from 169 m
  17 m at 2.17 g/t Au in drill hole SRD21-300 from 177 m, followed by a separate interval of:
    20 m at 5.47 g/t Au from 269 m including
    7 m at 11.74 g/t Au from 282 m
  20 m at 5.40 g/t Au in drill hole SRD21-308 from 108 m including
    1 m at 69.34 g/t Au from 114 m
  13 m at 4.12 g/t Au in drill hole SRD21-307 from 224 m including
    1 m at 17.40 g/t Au from 225 m and
    2 m at 13.40 g/t Au from 233 m
  15 m at 3.91 g/t Au in drill hole SRD21-311 from 242 m including
    3 m at 13.06 g/t Au from 246 m and
    1 m at 11.40 g/t Au from 251 m

Reverse Circulation ("RC") Drill Holes (refer to Table 2 below)

  16 m at 14.00 g/t Au in drill hole SRD21-891 from 89 m including
    3 m at 41.95 g/t Au from 99 m
  20 m at 1.97 g/t Au in drill hole SRD21-883 from 43 m, including
    1 m at 21.89 g/t Au from 48 m, followed by a separate interval of:
    27 m at 2.12 g/t Au from 75 m including
    3 m at 6.52 g/t Au from 76 m and
    1m at 21.31 g/t Au from 101 m
  12 m at 4.19 g/t Au in drill hole SRD21-889 from 108 m including
    2 m at 18.84 g/t Au from 117 m
  32 m at 1.97 g/t Au in drill hole SRD21-907 from 88 m including
    1 m at 16.40 g/t Au from 89 m
  11 m at 4.96 g/t Au in drill hole SRD21-848 from 55 m including
    1 m at 39.80 g/t Au from 65 m
  24 m at 2.23 g/t Au in drill hole SRD21-882 from 43 m including
    2 m at 17.01 g/t Au from 54 m

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "We are very pleased with the results of our 2021 exploration program, which have helped to demonstrate continuity of mineralization between previously completed drill holes and better delineate the distribution and controls on high grade mineralized structures within the known resource."

"The data from this program will help improve the current deposit model and support the completion of an updated mineral resources estimation as we continue to advance towards our objective of increasing total indicated resources to above 1.5 million ounces."

In 2021, the Company completed a combined 19,952 meters in 131 diamond and RC drill holes with 22,328 assay samples (including QA/QC samples) submitted for analysis. The main objective of the drilling program was to infill and increase confidence in the current resources estimate for the Diakha deposit.

Diakha-Siribaya Gold Project

The Diakha-Siribaya project is wholly-owned by IAMGOLD and consists of eight contiguous exploration permits which cover a total area of 596.5 square kilometres, located in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

Gold mineralization is hosted within highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks proximal to the Senegal-Mali Shear Zone. At Diakha, the largest deposit discovered to date, gold mineralization occurs within an albitized sandstone unit similar to that hosting IAMGOLD's Boto Gold deposit located approximately 10 kilometres to the north along strike.

The current mineral resources estimate for the Diakha deposit (on a 100% basis using a $1,500 per ounce gold price) comprises 15.9 million tonnes of indicated resources averaging 1.20 grams of gold per tonne for 615,300 ounces of gold and 18.2 million tonnes of inferred resources averaging 1.62 grams of gold per tonne for 947,500 ounces (see news releases dated January 30, 2019 and February 17, 2021).

Next Steps

The drilling data from the 2021 exploration program is currently being incorporated into a revised deposit model to support the completion of an updated mineral resources estimate targeted for completion in the first half of 2022.

Figure 1 - Diakha-Siribaya - Diakha deposit drill hole surface plan and highlighted 2021 assays

Page | 2 of 14

Figure 2 - Diakha-Siribaya - Diakha deposit longitudinal section and highlighted 2021 assay results

Table 1 - Diakha Drilling Results - 2021 Diamond Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRD21-275	240663	1369113	158	113	-58	320.0	163.0	165.0	2.0	3.33
							196.0	214.0	18.0	1.51
including							201.0	205.0	4.0	3.94
							267.0	270.0	3.0	6.54
including							268.0	270.0	2.0	9.04
SRD21-276	240660	1369062	161	115	-52	301.0	134.0	137.0	3.0	0.80
							252.0	256.0	4.0	6.98
including							255.0	256.0	1.0	18.57
SRD21-277	240670	1369218	161	115	-59	350.0	152.0	155.0	3.0	17.89
including							153.0	154.0	1.0	50.15
SRD21-278	240622	1369134	157	115	-59	270.0	214.0	223.0	9.0	9.16
including							216.0	217.0	1.0	23.10
including							219.0	223.0	4.0	11.82
SRD21-279	240583	1369100	156	115	-55	323.0	303.0	305.0	2.0	3.10
SRD21-280	240598	1369254	158	115	-61	320.0	277.0	282.0	5.0	3.71
SRD21-281	240586	1369205	158	115	-60	338.1	291.0	294.0	3.0	2.27
SRD21-282	240642	1369293	160	115	-59	295.5	171.0	174.0	3.0	3.54
SRD21-283	240757	1369071	169	115	-58	218.0	143.0	151.0	8.0	8.15
including							144.0	147.0	3.0	10.57
including							148.0	151.0	3.0	10.81
							157.0	162.0	5.0	1.33
							197.0	207.0	10.0	1.04

Page | 3 of 14

Table 1 - Diakha Drilling Results - 2021 Diamond Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRD21-284	240718	1369254	163	115	-61	325.0	203.0	207.0	4.0	2.26
including							206.0	207.0	1.0	6.20
							226.0	233.0	7.0	2.01
including							226.0	227.0	1.0	9.22
							239.0	252.0	13.0	1.72
including							250.0	252.0	2.0	8.35
							284.0	296.0	12.0	9.32
including							284.0	287.0	3.0	27.15
							303.0	305.0	2.0	6.89
SRD21-285	240691	1368948	159	115	-49	240.0	46.0	48.0	2.0	1.21
							170.0	183.0	13.0	1.92
including							176.0	180.0	4.0	4.46
							198.0	206.0	8.0	1.75
including							200.0	201.0	1.0	4.21
							223.0	225.0	2.0	0.55
SRD21-286	240765	1369234	165	115	-60	255.0	23.0	26.0	3.0	0.87
							124.0	128.0	4.0	2.20
							134.0	149.0	15.0	1.22
including							138.0	139.0	1.0	7.41
							217.0	225.0	8.0	1.42
SRD21-287	240684	1368614	157	115	-61	160.0	148.0	151.0	3.0	0.89
SRD21-288	240968	1369139	194	115	-70	200.0	50.0	54.0	4.0	0.55
							177.0	186.0	9.0	2.33
including							177.0	179.0	2.0	5.98
							196.0	199.0	3.0	0.93
SRD21-289	240794	1368833	166	115	-54	140.0	73.0	75.0	2.0	1.86
							112.0	116.0	4.0	0.96
SRD21-290	240875	1369291	170	115	-64	155.0	36.0	40.0	4.0	0.98
							66.0	68.0	2.0	0.86
							85.0	90.0	5.0	2.73
SRD21-291	240769	1368902	178	115	-50	187.8	61.0	63.0	2.0	1.20
SRD21-292	240934	1369095	203	115	-63	220.0	33.0	52.0	19.0	1.09
SRD21-293	240774	1368954	183	115	-76	207.5	29.0	36.0	7.0	2.75
including							30.0	31.0	1.0	13.62
							133.0	150.0	17.0	2.75
including							133.0	134.0	1.0	5.56
including							145.0	146.0	1.0	6.78
SRD21-294	240956	1369031	205	115	-63	181.0	104.0	111.0	7.0	2.36
including							109.0	110.0	1.0	7.31
							150.0	168.0	18.0	1.88
including							154.0	158.0	4.0	5.50

Page | 4 of 14

Table 1 - Diakha Drilling Results - 2021 Diamond Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRD21-295	240994	1369347	177	115	-68	169.8	113.0	116.0	3.0	2.55
SRD21-296	240844	1369193	173	115	-59	180.0	89.0	95.0	6.0	0.70
SRD21-297	241004	1369452	175	115	-66	180.0	35.0	37.0	2.0	2.85
							52.0	56.0	4.0	0.87
							117.0	119.0	2.0	0.98
SRD21-298	240844	1369253	171	115	-51	184.6	95.0	97.0	2.0	1.93
							102.0	112.0	10.0	1.18
including							104.0	105.0	1.0	8.55
SRD21-299	240840	1369527	164	115	-60	180.0	1.0	3.0	2.0	0.70
							21.0	25.0	4.0	0.70
							80.0	90.0	10.0	1.04
							123.0	125.0	2.0	1.99
							136.0	140.0	4.0	2.51
including							137.0	138.0	1.0	6.00
SRD21-300	240738	1369301	163	115	-58	298.0	58.0	63.0	5.0	1.53
							177.0	194.0	17.0	2.17
including							178.0	180.0	2.0	6.40
including							191.0	192.0	1.0	6.85
							269.0	289.0	20.0	5.47
including							277.0	278.0	1.0	11.67
including							282.0	289.0	7.0	11.74
							294.0	298.0	4.0	0.86
SRD21-301	240754	1369539	161	115	-55	180.0	7.0	10.0	3.0	0.72
							75.0	78.0	3.0	1.54
							178.0	180.0	2.0	5.23
SRD21-302	240739	1369520	161	115	-64	280.0	30.0	32.0	2.0	0.60
							78.0	86.0	8.0	0.63
							94.0	96.0	2.0	1.62
							104.0	111.0	7.0	0.65
							234.0	236.0	2.0	0.73
							267.0	271.0	4.0	0.76
SRD21-303	240698	1369321	161	115	-65	366.4	277.0	290.0	13.0	11.20
including							279.0	281.0	2.0	67.98
							323.0	333.0	10.0	1.83
including							327.0	328.0	1.0	10.40
							350.0	352.0	2.0	1.38
SRD21-304	240651	1369561	158	115	-61	390.7	2.0	5.0	3.0	0.70
							60.0	62.0	2.0	0.68
							119.0	121.0	2.0	1.89
							184.0	204.0	20.0	0.81
							208.0	210.0	2.0	1.08
							224.0	227.0	3.0	1.53
							340.0	344.0	4.0	3.05
							350.0	371.0	21.0	1.79
including							353.0	354.0	1.0	22.49

Page | 5 of 14

Table 1 - Diakha Drilling Results - 2021 Diamond Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRD21-305	240735	1369329	162	115	-55	211.8	56.0	59.0	3.0	2.77
including							57.0	58.0	1.0	5.18
							164.0	174.0	10.0	11.70
including							169.0	173.0	4.0	27.63
							195.0	200.0	5.0	1.22
SRD21-306	240655	1369453	159	115	-62	390.0	228.0	246.0	18.0	0.55
							309.0	312.0	3.0	0.63
							339.0	341.0	2.0	3.28
SRD21-307	240763	1369453	163	115	-52	247.8	51.0	69.0	18.0	0.60
							90.0	92.0	2.0	0.99
							100.0	110.0	10.0	1.11
including							107.0	108.0	1.0	5.90
							144.0	156.0	12.0	0.76
							224.0	237.0	13.0	4.12
including							225.0	226.0	1.0	17.40
including							233.0	235.0	2.0	13.40
SRD21-308	240755	1369322	163	115	-55	184.8	91.0	102.0	11.0	0.58
							108.0	128.0	20.0	5.40
including							114.0	115.0	1.0	69.34
							143.0	152.0	9.0	1.03
							173.0	180.0	7.0	1.33
SRD21-309	240742	1369352	162	115	-58	195.5	45.0	56.0	11.0	0.92
SRD21-310	240776	1369313	164	115	-55	170.0	16.0	18.0	2.0	0.72
							76.0	98.0	22.0	2.07
including							76.0	79.0	3.0	8.49
SRD21-311	240735	1369630	161	115	-56	300.0	26.0	31.0	5.0	0.76
							83.0	86.0	3.0	3.36
							158.0	160.0	2.0	2.29
							182.0	186.0	4.0	0.64
							242.0	257.0	15.0	3.91
including							246.0	249.0	3.0	13.06
including							251.0	252.0	1.0	11.40
							263.0	267.0	4.0	1.44
SRD21-312	240937	1369535	172	115	-45	92.0	28.0	30.0	2.0	2.01
							61.0	63.0	2.0	0.63

Page | 6 of 14

Table 1 - Diakha Drilling Results - 2021 Diamond Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRD21-313	240679	1369659	158	115	-61	371.0	13.0	15.0	2.0	1.44
							120.0	122.0	2.0	2.72
							133.0	135.0	2.0	1.94
							142.0	148.0	6.0	2.25
							235.0	257.0	22.0	0.59
							280.0	285.0	5.0	18.73
							304.0	306.0	2.0	6.27
SRD21-314	240848	1369643	162	115	-61	200.0	134.0	140.0	6.0	2.00
including							139.0	140.0	1.0	8.46
SRD21-315	240673	1369711	156	115	-56	360.6	111.0	119.0	8.0	0.62
							152.0	154.0	2.0	7.44
							250.0	255.0	5.0	8.41
							286.0	289.0	3.0	1.20
SRD21-316	240616	1369743	154	114	-59	411.3	166.0	177.0	11.0	1.05
							191.0	193.0	2.0	1.08
							240.0	243.0	3.0	2.83
SRD21-317	240881	1369672	162	116	-69	180.0	67.0	76.0	9.0	4.22
including							75.0	76.0	1.0	21.25
							127.0	130.0	3.0	3.84
							140.0	144.0	4.0	1.51

Notes:

  The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.
  Drillhole intercepts are calculated using a minimum downhole length of two (2) meters, a cut-off grade of 0.5 g/t gold, and may include up to four (4) metres of internal dilution.
  Assays are reported uncut, but high grade sub-intervals are highlighted.

Table 2 - Diakha Drilling Results - 2021 RC Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRC21-841	240799	1368401	164	115	-58	108	47.0	49.0	2.0	0.54
							97.0	102.0	5.0	0.58
SRC21-842	240818	1368443	162	115	-59	84	37.0	40.0	3.0	1.07
							47.0	51.0	4.0	1.18
SRC21-843	240777	1368459	161	115	-59	142	33.0	41.0	8.0	0.99
							115.0	124.0	9.0	1.04
SRC21-844	240748	1368410	166	115	-59	120	98.0	100.0	2.0	0.57
SRC21-845	No Significant results
SRC21-846	No Significant results
SRC21-847	240720	1368548	158	115	-53	150	76.0	87.0	11.0	0.98
							97.0	99.0	2.0	0.93
							140.0	142.0	2.0	1.14

Page | 7 of 14

Table 2 - Diakha Drilling Results - 2021 RC Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRC21-848	240764	1368528	159	115	-54	120	55.0	66.0	11.0	4.96
Including							65.0	66.0	1.0	39.80
							80.0	83.0	3.0	0.82
SRC21-849	240730	1368593	158	115	-61	102	57.0	59.0	2.0	0.67
							87.0	90.0	3.0	0.57
SRC21-850	No Significant results
SRC21-851	No Significant results
SRC21-852	240535	1368735	155	115	-60	108	72.0	75.0	3.0	0.54
							82.0	84.0	2.0	1.39
SRC21-853	240531	1368791	153	115	-60	120	69.0	73.0	4.0	1.40
							78.0	80.0	2.0	0.68
							85.0	87.0	2.0	2.21
SRC21-854	240572	1368772	153	115	-60	84	56.0	58.0	2.0	1.49
							66.0	68.0	2.0	2.86
SRC21-855	240508	1368855	152	115	-60	132	108.0	110.0	2.0	0.87
SRC21-856	240545	1368894	153	115	-60	114	52.0	54.0	2.0	11.41
							62.0	68.0	6.0	0.58
SRC21-857	240524	1368962	153	115	-55	126	72.0	79.0	7.0	1.24
							101.0	106.0	5.0	0.99
SRC21-858	240690	1368661	157	115	-61	146	137.0	145.0	8.0	1.54
Including							138.0	139.0	1.0	6.02
SRC21-859	240735	1368640	156	115	-58	96	44.0	52.0	8.0	1.02
							74.0	78.0	4.0	7.49
Including							77.0	78.0	1.0	20.11
SRC21-860	240749	1368682	153	106	-59	102	32.0	52.0	20.0	0.95
							70.0	72.0	2.0	1.80
SRC21-861	No Significant results
SRC21-862	240829	1368595	155	115	-61	78	59.0	74.0	15.0	0.85
SRC21-863	240833	1368650	150	115	-62	72	18.0	21.0	3.0	0.57
SRC21-864	No Significant results
SRC21-865	240832	1368688	148	102	-58	66	23.0	28.0	5.0	1.05
							56.0	58.0	2.0	2.05
SRC21-866	240798	1368706	148	102	-60	108	7.0	13.0	6.0	0.80
SRC21-867	240757	1368740	148	115	-60	108	34.0	42.0	8.0	1.12
							71.0	75.0	4.0	1.41
SRC21-868	240797	1369300	166	115	-55	138	129.0	131.0	2.0	5.32
SRC21-869	240817	1369289	167	115	-55	120	5.0	7.0	2.0	6.06
							89.0	91.0	2.0	1.36
SRC21-870	240798	1369325	166	115	-57	142	29.0	42.0	13.0	0.81
							55.0	61.0	6.0	1.24
							69.0	84.0	15.0	0.74
							102.0	105.0	3.0	4.19
							131.0	135.0	4.0	2.58

Page | 8 of 14

Table 2 - Diakha Drilling Results - 2021 RC Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRC21-871	No Significant results
SRC21-872	240850	1369084	186	115	-55	132	46.0	50.0	4.0	4.20
Including							49.0	50.0	1.0	12.80
SRC21-873	240861	1368857	196	115	-69	132	67.0	69.0	2.0	1.61
SRC21-874	240983	1368968	205	115	-61	132	63.0	84.0	21.0	1.17
Including							73.0	74.0	1.0	9.48
SRC21-875	241002	1369013	206	115	-66	132	52.0	56.0	4.0	3.28
SRC21-876	241069	1369034	208	115	-55	72	22.0	25.0	3.0	4.42
SRC21-877	241043	1369105	208	115	-70	124	74.0	81.0	7.0	1.55
SRC21-878	241086	1369085	209	115	-55	66	15.0	19.0	4.0	3.03
SRC21-879	241074	1369199	210	115	-84	126	72.0	74.0	2.0	1.94
							88.0	96.0	8.0	0.97
							101.0	117.0	16.0	0.82
SRC21-880	241018	1369228	191	115	-63	144	52.0	65.0	13.0	1.26
							80.0	85.0	5.0	0.51
SRC21-881	240879	1369345	169	115	-59	132	38.0	41.0	3.0	1.05
							57.0	65.0	8.0	6.25
Including							58.0	59.0	1.0	43.34
							116.0	119.0	3.0	1.57
SRC21-882	240831	1369370	166	115	-60	120	26.0	34.0	8.0	0.85
							43.0	67.0	24.0	2.23
Including							54.0	56.0	2.0	17.01
							81.0	87.0	6.0	0.75
							102.0	104.0	2.0	3.72
SRC21-883	240837	1369421	166	115	-63	120	17.0	21.0	4.0	1.23
							43.0	63.0	20.0	1.97
Including							48.0	49.0	1.0	21.89
							75.0	102.0	27.0	2.12
Including							76.0	79.0	3.0	6.52
Including							101.0	102.0	1.0	21.31
SRC21-884	240886	1369395	168	115	-60	132	56.0	58.0	2.0	27.72
							84.0	86.0	2.0	0.59
SRC21-885	240990	1369403	173	115	-60	162	113.0	131.0	18.0	1.60
Including							123.0	124.0	1.0	7.58
SRC21-886	241036	1369269	192	115	-55	120	22.0	30.0	8.0	1.05
							62.0	70.0	8.0	0.57
							90.0	94.0	4.0	0.84
SRC21-887	241042	1369435	179	115	-60	120	39.0	44.0	5.0	0.85
							62.0	68.0	6.0	2.10
Including							63.0	64.0	1.0	5.87
							116.0	120.0	4.0	1.11

Page | 9 of 14

Table 2 - Diakha Drilling Results - 2021 RC Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRC21-888	240910	1369441	169	115	-61	90	10.0	17.0	7.0	1.09
							24.0	45.0	21.0	2.43
Including							30.0	31.0	1.0	8.96
Including							36.0	37.0	1.0	20.34
SRC21-889	240854	1369466	166	115	-60	150	8.0	12.0	4.0	0.80
							57.0	63.0	6.0	2.69
Including							60.0	62.0	2.0	6.83
							80.0	86.0	6.0	3.30
Including							83.0	84.0	1.0	14.34
							108.0	120.0	12.0	4.19
Including							117.0	119.0	2.0	18.84
							130.0	147.0	17.0	2.08
Including							144.0	145.0	1.0	8.96
SRC21-890	240836	1369506	164	115	-55	108	3.0	14.0	11.0	1.61
Including							8.0	9.0	1.0	9.24
							40.0	42.0	2.0	0.81
							52.0	59.0	7.0	0.57
							76.0	84.0	8.0	0.61
SRC21-891	240795	1369523	163	115	-55	150	89.0	105.0	16.0	14.00
							99.0	102.0	3.0	41.95
SRC21-892	240929	1369653	166	115	-58	126	0.0	2.0	2.0	1.13
							9.0	11.0	2.0	0.66
							70.0	72.0	2.0	1.16
							78.0	82.0	4.0	0.77
							86.0	92.0	6.0	0.88
							103.0	119.0	16.0	1.03
SRC21-893	241014	1370109	155	115	-55	66	30.0	32.0	2.0	1.67
SRC21-894	240972	1370127	155	115	-55	120	105.0	108.0	3.0	0.93
SRC21-895	240964	1370025	156	115	-56	102	62.0	66.0	4.0	2.54
							81.0	85.0	4.0	0.57
SRC21-896	240923	1369873	159	115	-59	84	49.0	51.0	2.0	3.95
							68.0	77.0	9.0	1.12
SRC21-897	240824	1370088	157	115	-58	54	2.0	6.0	4.0	0.75
							11.0	21.0	10.0	0.63
							33.0	47.0	14.0	1.09
SRC21-898	No Significant results
SRC21-899	240836	1369973	160	115	-58	90	1.0	6.0	5.0	0.55
SRC21-900	240827	1369919	161	115	-57	78	0.0	3.0	3.0	0.73

Page | 10 of 14

Table 2 - Diakha Drilling Results - 2021 RC Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRC21-901	No significant results
SRC21-902	240734	1369963	158	115	-60	138	47.0	50.0	3.0	0.89
SRC21-903	240727	1369908	158	115	-58	138	8.0	12.0	4.0	10.24
							40.0	45.0	5.0	0.72
							113.0	116.0	3.0	0.50
SRC21-904	240508	1369980	148	115	-55	96	18.0	32.0	14.0	1.37
							52.0	56.0	4.0	0.81
							61.0	66.0	5.0	3.96
Including							62.0	63.0	1.0	15.61
SRC21-905	240792	1369991	160	115	-58	120	0.0	5.0	5.0	0.64
							45.0	53.0	8.0	1.06
							74.0	76.0	2.0	1.55
SRC21-906	240821	1370028	159	115	-62	78	0.0	9.0	9.0	0.76
SRC21-907	240775	1370050	158	115	-63	120	42.0	44.0	2.0	0.70
							82.0	84.0	2.0	1.67
							88.0	120.0	32.0	1.97
Including							89.0	90.0	1.0	16.40
SRC21-908	240732	1370069	156	115	-62	60	6.0	8.0	2.0	0.81
SRC21-909	No Significant results
SRC21-910	240471	1370748	141	115	-55	102	52.0	63.0	11.0	1.02
SRC21-911	240509	1370732	141	115	-55	72	21.0	26.0	5.0	1.23
							35.0	42.0	7.0	0.61
							54.0	59.0	5.0	1.03
SRC21-912	240721	1370133	154	115	-54	72	24.0	27.0	3.0	1.18
SRC21-913	240481	1370636	151	115	-60	100	58.0	61.0	3.0	0.87
							74.0	83.0	9.0	0.64
SRC21-914	240687	1370153	151	115	-58	120	6.0	8.0	2.0	1.41
							17.0	20.0	3.0	0.76
							31.0	37.0	6.0	0.57
							58.0	60.0	2.0	0.79
							82.0	87.0	5.0	1.18
							93.0	96.0	3.0	1.84
SRC21-915	240763	1370169	156	115	-59	102	14.0	16.0	2.0	0.84
SRC21-916	240494	1370690	149	115	-73	108	50.0	60.0	10.0	1.53
Including							51.0	52.0	1.0	7.76
							84.0	86.0	2.0	1.99
SRC21-917	240518	1370620	151	115	-59	72	25.0	27.0	2.0	1.23
							42.0	51.0	9.0	1.05
SRC21-918	No Significant results
SRC21-919	240567	1370313	142	115	-60	42	0.0	5.0	5.0	0.95
							10.0	19.0	9.0	0.88

Page | 11 of 14

Table 2 - Diakha Drilling Results - 2021 RC Drilling Program
Hole No.	UTM WGS84 Zone 29N			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
SRC21-920	240717	1370190	151	114	-59	108	19.0	24.0	5.0	0.52
							56.0	65.0	9.0	0.90
SRC21-921	No Significant results
SRC21-922	240717	1370190	151	113	-60	84	25.0	27.0	2.0	0.92
							42.0	46.0	4.0	1.06
							51.0	54.0	3.0	1.18
SRC21-923	240712	1370245	154	114	60	126	34.0	37.0	3.0	0.82
							42.0	48.0	6.0	0.60
							112.0	116.0	4.0	1.10
SRC21-924	240788	1370268	156	115	-58	60	1.0	4.0	3.0	0.66
							10.0	35.0	25.0	0.76
							39.0	43.0	4.0	0.58
SRC21-925	No Significant results
SRC21-926	240813	1370309	155	112	-60	42	0.0	10.0	10.0	0.82
SRC21-927	No Significant results
SRC21-928	240802	1370373	155	115	-58	90	53.0	56.0	3.0	0.63

Notes:

  The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.
  Drillhole intercepts are calculated using a minimum downhole length of two (2) meters, a cut-off grade of 0.5 g/t gold, and may include up to four (4) metres of internal dilution.
  Assays are reported uncut, but high grade sub-intervals are highlighted.

Page | 12 of 14

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "plans", "targeted", "focused", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, the failure to accurately estimate mineral resources or mineral reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

QUALIFIED PERSONS, TECHNICAL INFORMATION AND QUALITY CONTROL NOTES

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Philippe Biron, P. Geo., Regional Senior Geologist, West Africa for IAMGOLD responsible for the supervision of the preparation, verification and review of the technical information in this release. Mr. Biron is a "qualified person" (a "QP") for the purposes of NI 43-101 with respect to the technical information being reported on in this release.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Executive Vice President, Growth for IAMGOLD. Mr. MacDougall is a QP for the purposes of NI 43-101. The technical information has been included herein with the consent and prior review of the above noted QPs.

Page | 13 of 14

The sampling of, and assay data from, drill core and RC chips are monitored through the implementation of a quality assurance/quality control program designed to follow industry best practice. Rock chips from RC drilling are collected at the rig site, at one meter intervals, under the direct supervision of IAMGOLD geologists and field technicians. Samples are riffle split to obtain two 3 kilogram samples. One sample is retained for reference purposes and the other is sent for assay. Drill core (HQ and NQ size) samples were selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site, drill core sample intervals are systematically one meter in length. Half of the core is retained at the site for reference purposes, while the other half is sent to the laboratory for prep and analysis.

The samples were assayed at the SGS Minerals Analytical Laboratory in Bamako, Mali, using a standard fire assay with a 50-gram charge and an Atomic Absorption finish (FAA505). All samples returning values greater than 10.0 grams per tonne of gold were re-assayed using a gravimetric finish (FAG505).

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

Page | 14 of 14